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                  UNITED STATES                              OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION             -------------------------
              Washington, D.C. 20549                   OMB Number: 3235-0058
                                                       Expires: May 31, 1997
                    FORM 12b-25                        Estimated average burden
            NOTIFICATION OF LATE FILING                hours per response...2.50
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(Check One):  |_| Form 10-K   |_| Form 20-F   |X| Form 10-Q    |_| Form N-SAR

              For Period Ended:       June 30, 2001
                               -----------------------------------
              [   ] Transition Report on Form 10-K
              [   ] Transition Report on Form 20-F
              [   ] Transition Report on Form 11-K
              [   ] Transition Report on Form 10-Q
              [   ] Transition Report on Form N-SAR
              For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

            iJoin Systems, Inc.
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Former Name if Applicable

            Tech-Creations, Inc.
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Address of Principal Executive Office (Street and Number)

                  2505 Second Avenue, Suite 500, Seattle, Washington  98121
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
|X| the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. SEE ATTACHMENT A

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Raj Kapoor                  206              374-8600
         -------------------------------   -----------   -----------------------
                     (Name)                (Area Code)     (Telephone Number)

(2)      Have all other periodic  reports  required under Section     YES   No
         13 or 15(d) of the  Securities  Exchange  Act of 1934 or     |X|   |_|
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)

         Is it anticipated that any significant change in results     YES   No
         of operations from the corresponding period for the last     |X|   |_|
         fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made. SEE ATTACHMENT B

================================================================================

                               iJoin Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 2001                   By
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                                            Raj Kapoor, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                               ATTACHMENTS A and B

PART III - NARRATIVE

The Registrant's Report on Form 10-QSB for the quarterly period ended June 30, 2001 could not be filed within the prescribed time period because the Registrant has not finalized all of its accounting matters due to the replacement of its public accountants following resignation of its prior public accountants in July 2001. As a result, the financial statements of the Registrant for the quarterly period ended June 30, 2001 have not yet been completed.

PART IV - OTHER INFORMATION

(3) The earnings statements to be included in the Registrant's Report on Form 10-QSB for the three (3) and six (6) month periods ended June 30, 2001 as compared to the Registrant's Report on Form 10-QSB for the comparable periods ended June 30, 2000 will reflect significant changes in the results of operations due to the Registrant's purchase of business assets in February 2001 and that merger transaction in May 2001. Because of the replacement of the Registrant's prior public accountants during such quarterly period, the extent of the changes in the results of operations cannot be quantified with any reasonable certainty at this time.